

LionsGate Funding Management LLC

Merger and Consolidation Agreement

Date October 22, 2017

This agreement is hereby made between LionsGate Funding Management LLC (hereafter LG) and Arizona Gold and Onyx Mining Company (hereafter VGCP).

The parties agree to the followings terms and conditions.

LG wishes to purchase shares and or control of VGCP stock and company whereas;

VGCP wishes for LG to purchase and or control its shares and company.

VGCP has a public vehicle, which has a CHILL on it, it is not current, it has not filed any accounting for several years, but after review of the people involved, LG decided to work with VGCP and make VGCP its goal to reform. LG would will pay for all expenses that are needed to bring VGCP to current status, remove the CHILL, and pay for the name change and reverse.

Post-split and name change to Nunzia Pharmaceutical, Cal-Biotech, which is controlled by LG, will sell its IP on Autism Drug Treatment to Nunzia Pharmaceutical for shares. The exchange will be one share of Nunzia Pharmaceutical for every one share of Cal-Biotech. LG has valued the IP of Cal-Biotech against it projections of the Autism Drug Treatment to be over $11.8 Billion.

Since this contract is for less than 1 year, there are no other time terms or terms of cancelation, unless VGCP does not complete the tasks.

Compensation for the individual parties involved are not part of this agreement, but are part of a separate agreement, between said individual party and LG

This is the complete agreement.

LionsGate Funding Management LLC

By: ______________________

Richard Winston

Arizona Gold & Onyx Mining Company

By: ______________________

Michael Mitsunaga

1755 Sherrington Place W313, Newport Beach, CA 92663
4747 Oceanside Blvd, Suite F, Oceanside, CA 92056
140 Broadway, New York, New York.